                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               Ubrandit.com, Inc.
                               ------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    90347Q105
                                    ---------
                                 (CUSIP Number)


                                Gregory V. Gibson
      12626 High Bluff Drive, Suite 200, San Diego, CA 92130 (858) 350-9566
      ---------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 21, 1999
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).


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CUSIP No.90347Q105                  13D                        PAGE 2 OF 5 PAGES
         ---------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JEFF PHILLIPS
     SSN ###-##-####
________________________________________________________________________________
2    IF ANY OF THE SHARES BENEFICIALLY OWNED BY A REPORTING PERSON ARE
     HELD AS A MEMBER OF A GROUP AND SUCH MEMBERSHIP IS EXPRESSLY
     AFFIRMED, PLEASE CHECK BOX (a). IF MEMBERSHIP IN A GROUP IS
     DISCLAIMED OR THE REPORTING PERSON DESCRIBES A RELATIONSHIP WITH
     OTHER PERSONS BUT DOES NOT AFFIRM THE EXISTENCE OF A GROUP, PLEASE
     CHECK BOX (b)

                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,606,880
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,006,880
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,006,880
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     18.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.90347Q105                  13D                        PAGE 3 OF 5 PAGES
         ---------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of Common Stock of Ubrandit.com, Inc. (the "Issuer"). The name and address of the principal executive officers of the Issuer are:

   Name                                     Age                     Position
   ---------------------------------------------------------------------------------------

Jeff Phillips                               31           President, Chief Executive Officer
    12626 High Bluffs Drive, Suite 200                   and Chairman of the Board
    San Diego, CA  92130

Roger C. Royce                              59           Chief Operating Officer, Director
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

Gregory V. Gibson                           49           Vice President, Legal, Director
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

Michael Fagan                               32           Vice President Corporate Development
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

Mark Cullivan                               31           Vice President Operations
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

J. Eric Arterburn                           28           Vice President Design Development
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

William Childers                            28           Vice President MIS
    12626 High Bluffs Drive, Suite 200
    San Diego, CA  92130

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name;

                  JEFF PHILLIPS

         (b)      Business address;

                  12626 HIGH BLUFFS DRIVE, SUITE 200
                  SAN DIEGO, CA  92130

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF UBRANDIT.COM, INC. WITH A PRINCIPAL BUSINESS ADDRESS OF 12626 HIGH BLUFFS DRIVE, SUITE 200, SAN DIEGO, CA 92130.

CUSIP No.90347Q105                  13D                        PAGE 4 OF 5 PAGES
         ---------

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

                  REPORTING PERSON HAS NOT BEEN CONVICTED IN ANY CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  REPORTING PERSON HAS NOT BEEN PARTY TO A CIVIL PROCEEDING PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

         (f)      Citizenship.

                  REPORTING PERSON IS A RESIDENT IN THE STATE OF CALIFORNIA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reporting person acquired the shares of the Issuer upon the acquisition of Global Investors Guide in March, 1998. Reporting person received 1,606,880 shares of Issuer's common stock in exchange for all shares of common stock of Global Investors Guide owned by reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

         To acquire all the business and assets of Global Investors Guide.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting person beneficially and of record owns 2,006,880 shares of Issuer Common Stock which represents approximately 18.8 percent of the outstanding shares of Common Stock of the Issuer. Reporting person is not part of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934;

         (b) Reporting person has sole voting and dispositive power over 1,606,880 shares of Common Stock and does not share voting or dispositive power over such shares with any other person.

         (c) During the last sixty (60) days, reporting person has not sold or otherwise disposed of any shares of Common Stock in broker's transactions effectuated through one or more market maker in the Issuer's Common Stock in unsolicited transactions.

         (d) Is any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  NOT APPLICABLE.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  NOT APPLICABLE.

CUSIP No.90347Q105                  13D                        PAGE 5 OF 5 PAGES
         ---------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement and Plan of Reorganization for the Acquisition of all of the Outstanding Shares of Common Stock of Global Investors Guide by Ubrandit.com, filed as Exhibit No. 2.1 to the Issuer's Registration Statement on Form 10 previously filed with the Securities and Exchange Commission.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 1, 1999
                                                     ---------------------------
                                                     Date




                                                     /S/      JEFF PHILLIPS
                                                     ---------------------------
                                                     Signature


                                                     Jeff Phillips
                                                     ---------------------------
                                                     Name